

June 30, 2022

Patrick Orlando
Chief Executive Officer
Benessere Capital Acquisition Corp.
78 SW 7th Street, Unit 800
Miami, FL 33130

> **Re: Benessere Capital Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 27, 2022**
> **File No. 001-39836**

Dear Mr. Orlando:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed June 27, 2022

General

1. We note your response to comment 1 and the statement that the sponsor is controlled by a U.S. person. You also state on page 22 that you do not believe you are a "foreign person." However, you do not address whether the sponsor has substantial ties with a non-U.S. person. With a view to disclosure, please advise us if the sponsor has substantial ties with a non-U.S. person. In this regard, we note the statement on page 22 that approximately 13% of interests in the sponsor are owned by non-U.S. persons. Additionally, with respect to the remaining 87% owned by U.S. persons on a look-through basis, tell us whether they have substantial ties with non-U.S. persons.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jessica Yuan, Esq.